UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02017773

NO ACT
P.E 2-20-2002
8-21535

February 21, 2002

Act	34
Section	17
Rule	17a-5
Public Availability	3-7-02

Michael Present
Sexter & Warmflash P.C.
115 Broadway
New York, NY 10006

Re: Request for Form X-17A-5 Filing Extension

Dear Mr. Present:

We have received your letter dated February 20, 2002, in which you request on behalf of Robert Brooks, Sole Proprietor ("Firm") an extension for filing Part IIA of Form X-17A-5 ("Final FOCUS") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm will terminate its membership with the New York Stock Exchange, Inc. ("Exchange") as of close of business February 28, 2002. Therefore, pursuant to subparagraph (b)(1) of the Rule, the Firm is required to file a Final FOCUS by March 4, 2002. You have represented that the Firm (i) is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under the Exchange Act, (ii) is not experiencing any significant financial, operational or recordkeeping problems, and (iii) is in compliance with the other applicable rules of the Commission and each self-regulatory organization of which it is a member.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm files its Final FOCUS, as required pursuant to subparagraph (b)(1) of the Rule, by April 1, 2002.

Please note, however, that Form BDW requires, in certain circumstances, that the broker-dealer attach a Form X-17A-5 which reflects an as of date no earlier than 10 days prior to the filing of the BDW. The no-action position taken by the Division in this letter does not affect the requirement, when applicable, to file a Form X-17A-5 when filing Form BDW.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa
Special Counsel

cc: Richard Amundsen: NYSE

LAW OFFICES
OF
SEXTER & WARMFLASH P.C.
115 BROADWAY
NEW YORK, N.Y. 10006
(212) 577-2800

TELECOPIER: (212) 577-2885
EMAIL: @SWNYLAW.COM

ALLAN S. SEXTER
DAVID WARMFLASH*
MICHAEL PRESENT

JAMES J. NOUMAIR
ROSANNA MISTICONI

COUNSEL
ALBERT A. BLINDER

*ALSO ADMITTED IN NEW JERSEY

February 20, 2002

VIA FEDERAL EXPRESS
Mr. Michael Macchiaroli
Securities & Exchange Commission
450 5th Street NW
Washington, DC 20549-1001

Re: Robert Brooks
SEC File No. 8-21535
EIN No. 13-2899640

Dear Mr. Macchiaroli:

We are counsel to Robert Brooks, the above-referenced broker-dealer (the "Firm"). On behalf of the Firm, we hereby request a twenty (20) business day extension of time to file its final FOCUS report (Form X-17A-5), as required by Rule 17a-5(b)(1).

The Firm currently conducts business as a registered competitive market maker on the floor of the New York Stock Exchange (the "Exchange"). The Firm will cease conducting its business and will withdraw its registration as a broker-dealer, effective as of the close of business on February 28, 2002.

We are advised by the Firm's accountant that the two-business day filing requirement set forth in the Rule will not provide sufficient time for the Firm to compile the financial information required to complete the report.

The Firm is not in violation of Rule 15c3-1, Rule 15c3-3, or any other applicable rule concerning financial responsibility. The Firm is not experiencing any financial, operational or record-keeping problems and is in compliance with its obligations as a broker-dealer and as a member of the Exchange. In addition, the Firm conducts no public business, has no loans or securities owed to other broker-dealers and has substantial excess net capital

Rule 17a-5(b)(1) provides that the Commission may, upon the request of a broker-dealer, grant extensions of time for filing the final FOCUS report. In the absence of any risk or prejudice to the public and/or other broker-dealers, it is respectfully the within request for an extension be granted.

If have any questions or require additional information in connection with this request, please contact the undersigned at your earliest convenience.

Very truly yours,

Michael Present

MP:cm
cc: E. David Hwa (via fax)
Robert Brooks

LAW OFFICES
OF
SEXTER & WARMFLASH, P.C.
115 BROADWAY
NEW YORK, N.Y. 10006
(212) 577-2800

TELECOPIER: (212) 577-2665
EMAIL: @SWNYLAW.COM

ALLAN S. SEXTER
DAVID WARMFLASH*
MICHAEL PRESENT

JAMES J. NOUMAIR
ROSANNA MISTICONI

COUNSEL
ALBERT A. BLINDER

*ALSO ADMITTED IN NEW JERSEY

TX No. ____________

FAX TO : Securities & Exchange Commission

FAX No. : (202) 942-9553

ATTN. : E. David Hwa

FROM : Michael Present

RE : Robert Brooks

DATE : 2-20-02

TIME : 3:10 p.m.

PAGES : 3 (INCLUDING THIS PAGE)

MESSAGE

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	6153
CONNECTION TEL	212 577 2865
CONNECTION ID	SEXTER & WARMFLA
ST. TIME	02/20 15:17
USAGE T	01'02
PGS.	3
RESULT	OK